SCHEDULE 14A
                                 (Rule 14A-101)
                     INFORMATION REQUIRED IN PROXY STATEMENT
                            SCHEDULE 14A INFORMATION
                Proxy Statement Pursuant to Section 14 (a) of the
                         Securities Exchange Act of 1934
                                (Amendment No. )

Filed by the Registrant [  ]
Filed by a Party other than the Registrant [X]
Check the appropriate box:
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Confidential, for Use
of the Commission Only (as permitted by Rule 14a-6(e) (2) [  ]
Definitive Proxy Statement [ ]
Definitive Additional Materials [  ]
Soliciting Material Pursuant to Rule 14a-11 (c) or Rule 14a-12

                               First Federal Bancshares, Inc.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

                     COMMITTEE TO PRESERVE SHAREHOLDER VALUE
--------------------------------------------------------------------------------
(Name of Person (s) filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
[ X] No fee required
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     0-11.

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paid previously.  Identify the previous filing  by registration statement
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


                         FIRST FEDERAL BANCSHARES, INC.
                                ________________

                         ANNUAL MEETING OF STOCKHOLDERS
                                 August 3, 2004
                               ___________________

             PROXY STATEMENT OF THE FIRST FEDERAL BANCSHARES, INC. COMMITTEE
                 TO PRESERVE SHAREHOLDER VALUE (THE "COMMITTEE")
                              [OPPOSES THE BOARD OF
                        DIRECTORS OF FIRST FEDERAL BANCSHARES, INC.]

This Proxy Statement and GREEN proxy card are being furnished to holders of the common stock (the "Stockholders"), par value $.01 per share (the "Common Stock") of First Federal Bancshares, Inc. (the "Company") a Delaware Corporation, in connection with the solicitation of proxies (the "Proxy Solicitation") by the First Federal Bancshares,Inc. Committee to Preserve Shareholder Value (the "Committee"). The Annual Meeting of Stockholders is to be held on August 3, 2004, at 2:00 P.M., at the Quincy Holiday Inn, located at 201 South Third Street, Quincy, Illinois (the "Annual Meeting"). Stockholders who own the Common Stock on June 15, 2004 will be entitled to vote ("Annual Meeting Record Date"). The Company's principal executive offices are located at 109 East Depot Street, Colchester, Illinois 62326.

At the Annual Meeting, the Company will be seeking (i) the election of two Directors for a term of three years or until a successor has been elected and qualified and (ii) ratification of the appointment of Crowe Chizek and Company, LLC.

The Committee members own approximately 43,502 shares, which is approximately 3.32% of the Company's outstanding Common Stock, based upon the Company's Preliminary Proxy Statement filed on June 4, 2004 and are soliciting the votes of other Stockholders to elect two Directors at this year's Annual Meeting in opposition to the two (2) directors nominated for election by the Company. The Committee is soliciting your proxy in support of the election of David L. Jansen ("Jansen") and Mark Sill ("Sill") (the "Committee Nominees") to the Company's Board of Directors.

The Committee consists of Jansen, Sill, Seidman and Associates, L.L.C. ("SAL"), a New Jersey Limited Liability Company, Seidman Investment Partnership, L.P., ("SIP"), a New Jersey Limited Partnership; Seidman Investment Partnership II, L.P.("SIP II"), a New Jersey Limited Partnership; Kerrimatt, L.P. ("Kerrimatt"), a New Jersey Limited Partnership; Federal Holdings, LLC ("Federal"), a New York Limited Liability Company; Pollack Investment Partnership, LP ("PIP"), a New Jersey Limited Partnership, Dennis Pollack ("Pollack") and Lawrence Seidman("Seidman"). This Proxy Statement and GREEN proxy card are being first mailed or furnished to Stockholders on or about June 25, 2004.

The Committee's goal is to preserve shareholder value and it is the opinion of the Committee that one of the best ways to accomplish this goal is through the representation of a significant shareholder on the Board of Directors. Through representation on the Board of Directors, the Committee Nominees will attempt to persuade the Board of Directors to: (i) accelerate the Company's share repurchase program; and (ii)retain an investment banker to determine the value of the Company in a sale versus remaining independent.

Remember, your last dated proxy is the only one which counts, so return the GREEN card even if you delivered a prior proxy. We urge you not to return any proxy card sent to you by the Company.

Your vote is important, no matter how many or how few shares you hold. If your shares are held in the name of a brokerage firm, bank, or nominee, only they can vote your shares and only upon receipt of your specific instructions. Accordingly, please return the GREEN proxy card in the envelope provided by your Bank or Broker or contact the person responsible for your account and give instructions for such shares to be voted for the Committee Nominees.

If your shares are registered in more than one name, the GREEN proxy card should be signed by all such persons to ensure that all shares are voted for the Committee's Nominees.

Please refer to the Company's proxy statement for a full description of management's proposals, the securities ownership of the Company, the share vote required to ratify each proposal, information about the Company's Officers and Directors, including compensation, information about the ratification of the appointment of Crowe Chizek and Company LLC, as independent auditors and the date by which Stockholders must submit proposals for inclusion at the next Annual Meeting.

Holders of record of shares of Common Stock on the Annual Meeting Record Date are urged to submit a proxy even if such shares have been sold after that date. The number of shares of Common Stock outstanding as of the Annual Meeting Record Date will be disclosed in the Company's proxy statement. Each share of Common Stock is entitled to one vote at the Annual Meeting.

If you have any questions or need assistance in voting your shares, please call:

                                D. F. King & Co.
                             Att: Richard Grubaugh
                                 48 Wall Street
                            New York, New York 10005
                         (Call Toll Free (888) 887-1266

                              THE COMMITTEE'S GOAL:

                        OUR GOAL IS TO MAXIMIZE THE VALUE
                         OF THE COMPANY'S STOCK FOR ALL
                                  SHAREHOLDERS

The Committee believes its fellow Shareholders have the same goal: to maximize the value of the Company's stock they purchased. Mr. Seidman has been told by James J. Stebor, the President and Chief Executive Officer of the Company and primary subsidiaries that the Company has hired Sandler O'Neill & Partners, LP to assist the Company in maximizing shareholder value. The Committee will request that the investment banker analyze the Company's value in a sale versus remaining independent to assist the Company's Board in reaching an informed decision on how to maximize shareholder value. In addition, the investment banker will ask to evaluate whether the Company can make in-market acquisitions that are accretive (acquisitions that will add to the earnings per share of the Company within one year). The Committee, based upon Mr. Seidman's opinion and approximate twenty (20) years experience as an investor in financial institutions,does not believe that the value of the Company's stock can be maximized solely through internal growth.

If the Company cannot grow through accretive acquisitions, the goal to maximize value can be accomplished most effectively by selling or merging the Company. The only way the Committee can be assured that its proposals receive appropriate consideration is through Board representation. The Committee has urged management to pursue acquisition/merger discussions with potentially interested banks so the Company could properly compare the economic benefits of an acquisition of other financial institutions to a sale of the Company. The Committee is not aware of any actions taken by the Company based upon these conversations.

No guarantee, or assurance, can be given that the Committee's proposals will result in a maximization of shareholder value. It is simply, and solely, the Committee's opinion that these proposals are likely to produce positive results for all shareholders.

On April 16, 2004, the Company announced a self-tender for up to 560,000 shares of its Common Stock (the Modified Dutch Auction Tender) which represented approximately 30% of its outstanding shares. On May 28, 2004 the Company announced that it had purchased 559,993 shares at $33.50 per share pursuant to the Modified Dutch Auction Tender. The Company also disclosed that the number of shares that were properly tendered exceeded the number of shares that the Company had offered to purchase. Therefore, the Company purchased, in most cases, 66.41% of the shares tendered by each shareholder. Therefore at least 843,235 shares were properly tendered. Mr. Seidman disagreed with the manner in which the Modified Dutch Auction Tender was conducted. The Company paid $33.50 per share for each tendered share; while since the tender offer the Company's share price has declined to a closing price of $27.70 on June 8, 2004. It is Mr. Seidman's opinion that the Company should have sought offers for the entire Company before commencing the Modified Dutch Auction Tender to ascertain whether all the shareholders could have received consideration in the form of stock or cash, for their shares equal to or greater than $33.50 per share through a sale or merger of the Company.

Neither the Committee members or their affiliates will engage in any transaction with the Company if they are successful in this solicitation. In addition neither the Committee members or their affiliates will have any interest in a business combination apart from their interest as shareholders.

                           SEIDMAN'S NOVEMBER 20, 2003
                             MEETING AND PHONE CALLS
                              WITH JAMES J. STEBOR


Mr. Seidman contacted Mr. Stebor, and requested a meeting with Mr. Stebor at his Quincy office. This meeting occured on November 20, 2003. At the meeting Mr. Seidman requested that the Board be enlarged by one seat and that he be added to the Board. Mr. Seidman's suggestion would not require any present Board Member to be removed. Based upon the Certificate of Incorporation and By-Laws of the Company, the addition of one seat to the Board would not require an amendment to the Certificate of Incorporation or By-Laws. However, the addition of Mr. Seidman would require that the Company's By-Laws be amended to remove the present residency requirement. The residence qualification, Article II, Section 10 of the By-Laws states: "To be eligible for election, re-election, appointment or re-appointment to the Board of Directors, a person must reside within a county in which an office of the Corporation or one of its depository institution subsidiaries is located or any adjacent county." Since Mr. Seidman lives in New Jersey, he does not qualify pursuant to this provision, however both Committee Nominees comply with this requirement and are therefore qualified to be Nominees for the Board. Based upon the Certificate of Incorporation, the number of directors shall be fixed exclusively by the Board pursuant to a resolution adopted by a majority of the whole Board. Mr. Seidman also told Mr. Stebor that if his request was denied, he would run two nominees for election to the Board at the next annual meeting.

Mr. Seidman also informed Mr. Stebor that he did not believe that the value of the Company could be maximized solely through internal growth and that if the Company could not do an accretive acquisition then a sale of the Company, in Mr. Seidman's view, was the best way to maximize value for all the shareholders. Mr. Stebor listened to Mr. Seidman, but did not respond in any material way, but said he would discuss all the issues Mr. Seidman raised with the Board of Directors.

Shortly after the November 20, 2004 meeting, Mr. Seidman was informed by Mr. Stebor that his request for Board representation was denied. Mr. Stebor stated that the Board felt the best way to maximize shareholder value was by the Company remaining independent and growing organically or through an acquisition. It was during this phone call that Mr. Stebor informed Mr. Seidman that the Company had retained Sandler O'Neill & Partners, LP to assist the Company in maximizing shareholder value.

Approximately 3 to 4 weeks later Mr. Seidman called Mr. Stebor to inform him that he had decided to nominate two candidates to run against the Company's slate of Directors at the next Annual Meeting to be held in May, 2004. In response to Mr. Seidman's decision, Mr. Stebor proposed that the Board be increased by one, but one of Mr. Seidman's local nominees be put on the Board, if that person was satisfactory to the Board, in lieu of Mr. Seidman. Mr. Seidman rejected this proposal.

It is Mr. Seidman's opinion that he felt his addition to the Board because of his substantial background in achieving maximization of shareholder value provides a benefit to the Company that is not achieved by the addition of one of the Committee's Nominees. Among other things, it is Mr. Seidman's opinion that his appointment to the Board would send a message to the investing public that the Company was truly interested in looking at all available alternatives to the maximization of shareholder value. Mr. Seidman feels that the election of the Committee's two Nominees by a majority of the shareholders would send a message to the Company's Board that the shareholders want the Company to thoroughly investigate and pursue all the available alternatives to maximizing shareholder value.
                             MR. SEIDMAN'S CONTACT
                            WITH A POTENTIAL ACQUIRER

On or about February 4, 2004, Mr. Seidman received a phone call from the Chairman of the Board of an Illinois financial institution. The Chairman told Mr. Seidman that his institution was interested in discussing a business combination with the Company. In addition the Chairman stated that the Chief Operating Officer of his institution was scheduled to meet with Mr. Stebor on Friday, February 6, 2004. During a phone conversation with Mr. Stebor on February 25, 2004, Mr. Seidman was informed that the meeting occurred and that the issues raised at the meeting were discussed with the Board. During Mr. Seidman's February 24, 2004 phone call with the Chairman he expressed a continuing interest in pursuing further dialogue with the Company. After the Company's April 16, 2004 announcement of the Modified Dutch Auction Tender, Mr. Seidman spoke with the Chairman who stated that his Company was no longer interested in pursuing discussions at this time.

                 THE PRICE RECEIVED BY ALL ILLINOIS THRIFTS
                  IN THE LAST TWO CALENDAR YEARS COMPARED TO
                         THE COMPANY'S FINANCIAL RESULTS

The Company's stock, based upon its closing price of $27.70 on June 8, 2004, is trading at 1.50 times its March 31, 2004 $18.42 book value and 18.59 times its first quarter diluted earnings per share of $1.49. The book value and earnings per share have been approximated using the 1st quarter 2004 balance sheet and income statement, but adjusting them for the Company's repurchase of 559,993 shares pursuant to the "Modified Dutch Auction Tender". In the opinion of the Committee, unless the Company can do an accretive acquisition, or significantly increase its earnings per share and return on equity, a sale of the Company at this time may be more beneficial than the Company remaining an independent financial institution. These facts are supported by the following chart, which reflects the mean and median price to book value, deposit premium and price to last twelve months earnings multiple paid for Illinois banks and thrifts acquired in 2002, 2003 and 2004.

                     ILLINOIS MERGER ACTIVITY 2002

Merger Activity 2002 in Excess of $15 Million Deal Value

--------------------------------------------------------------------------------


Acquiror/                  Announce  Price/     Price/     Price/
Target                     Date      Book        LTM      Deposits1,2
                                     Value1     Earnings1
                                                  (x)
-------------------------------------------------------------------------------
Banks

Central Bancshares, Inc./     1/3/02  176.73    15.27      19.88
Marquette Bank Illinois


Metropolitan Bank Group,     1/29/02  183.72    44.74      12.85
Inc./Firstcom Bancorp, Inc.


MB Financial Inc./           11/4/02  131.28    24.06      20.35
South Holland Bancorp Inc.


Standard Bancshares Inc./   12/19/02  127.67    47.48      15.00
East Side Bancorporation,
Inc.

                           Mean       154.85    32.89      17.02
                           Median     154.01    34.40      17.44

Thrifts

Midwest Banc Holdings Inc.   7/22/02  112.80    27.63      25.29
Big Foot Financial Corp.


MAF Bancorp, Inc./          12/17/02  170.61    12.45      23.36
Fidelity Bancorp Inc.


                          Mean        141.71    20.04      24.33

                          Median      141.71    20.04      24.33

                          ILLINOIS MERGER ACTIVITY 2003
Illinois Merger Activity 2003 in Excess of $15 Million Deal Value
--------------------------------------------------------------------------------


Acquiror/                  Announce  Price/     Price/     Price/
Target                     Date      Book        LTM      Deposits1,2
                                     Value1     Earnings1
                                                  (x)
-------------------------------------------------------------------------------
Banks

JW Bancorp Inc./            1/3/03   125.34     22.14       20.56
John Warner Financial Corp.


Charter One Financial/      1/16/03  137.29     15.38       14.71
Advance Bancorp Inc.


Bridgeview Bancorp, Inc./   2/14/03  172.25     12.44       16.11
Upbancorp, Inc.


Wintrust Financial Corp./   7/2/03   229.09        NM       23.23
Advantage National Bancorp


First Midwest Bancorp, Inc. 9/11/03  183.98     15.25       20.87
CoVest Bancshares, Inc.


Northern States Fin.Corp.   9/11/03  216.46     20.31       20.99
Round Lake Bankcorp, Inc.


BMO Financial Group/       11/24/03  248.33     33.27       23.38
Lakeland Financial Corp.

                        Mean         187.53     19.80       19.98

                        Median       183.98     17.85       20.87

Thrifts

None

ILLINOIS MERGER ACTIVITY 2004
Illinois Merger Activity 2004 in Excess of $15 Million Deal Value
--------------------------------------------------------------------------------


Acquiror/                  Announce  Price/     Price/    Price/
Target                     Date      Book        LTM     Deposits1,2
                                     Value1     Earnings1
                                                  (x)
-------------------------------------------------------------------------------
Banks
Wintrust Financial Corp/   5/10/04  258.00     24.09      16.88
Northview Financial Corp

Metropolitan Bank GroupInc/4/02/04  179.00     16.92      14.63
Citizens Bank Ilinois NA

BMO Financial Group/       2/4/04   312.00     22.26      25.79
New Lenox Holding Co.

First Busey Corporation/   1/5/04   301.00     23.90      26.58
First Capital Bankshares,Inc.

J.P. Morgan Chase & Co./   1/14/04  256.00     17.29      35.97
Bank One Corporation

Investor Group/            1/03/04  200.00     40.90      19.18
Strategic Capital Bancorp Inc.

                       Median       257.26     23.08      22.49

Thrifts
MB Financial, Inc./        1/09/04  157.0      15.81      48.71
First Security Financial,Inc.

Northbrook Investments/    4/08/04  193.00      NM        29.03
North Bancshares Inc.

MAF Bancorp Inc./          6/05/04  163.00     52.50      45.96
Chesterfield Financial Corp.

                       Median       163.00     34.16      45.96

Based upon the median pricing for the thrifts sold in 2004, shown above, the Company based upon a $18.42 book value, $275,326 of deposits and $1.49 diluted earnings per share (annualing the 1st quarter of 2004) is worth the following per share dollar amount:

                                     Price/    Price/     Price/
                                     Book      LTM        Deposits1,2,3
                                     Value1    Earnings1
--------------------------------------------------------------------------------

                      Median         30.06     50.89      96.60

-------------------------------------------------------------------------------

___________________________________

1The source for the above ratios and definitions is SNL Financial. 2Price/Deposits: Deal value as a percentage of the entity sold's total deposits. If buyer acquires less than 100% of the entity sold's equity, the denominator of the ratio is multiplied by the percent acquired.
Deal  Value:  Aggregate  price  paid for the  equity of the  entity  sold in the transaction, as of the event in question, Where available, deal value is calculated as the number of fully diluted shares outstanding, less the number of shares excluded from the transaction, multiplied by the deal value per share, less the number of "in the money" options/warrants/stock appreciation rights times the weighted average strike price of the options/warrants/stock appreciation rights. Deal value excludes debt assumed and employee retention pools.
3The price/deposits valuation per share is not a realistic comparison.


There can be no assurance or guarantee that the Company would receive a price equal to or greater than the mean or median ratio stated above.

                            THEREFORE A VOTE FOR THE
                          COMMITTEE NOMINEES IS A VOTE
                             TO START THE PROCESS TO
                         ACCELERATE THE SHARE REPURCHASE
                            PROGRAM, ATTEMPT TO DO AN
                            ACCRETIVE ACQUISITION AND
                              IF NOT POSSIBLE SELL
                            THE COMPANY FOR A PREMIUM
                          PRICE WHICH IS OPPOSED BY THE
                          PRESENT BOARD AND MANAGEMENT

Each Shareholder should be aware that the present election is only to elect two Directors to the Board of Directors of the Company and has nothing to do with the election of Directors to the Association, the wholly owned banking subsidiary of the Company. There are presently eight (8) Directors. The present Directors of the Company, even if the Committee Nominees win this election, will still be able to appoint the Board of Directors of the Association, including the Company Nominees, even if they lose the election. Hopefully, if Messrs. Jansen and Sill are elected to the Board of the Company, they will also be appointed to the Board of the Association. There is a risk that if Messrs. Jansen and Sill are elected to the Board, some or all of the other six (6) Board members may not agree to serve with them. If some or all of the Board members resigned, the Company would have to find new Board members to replace those who resigned.

If a sale of the Company is not possible at a satisfactory price, the Committee Nominees, if elected, will work to increase the Company's earnings, earnings per share, earning assets and deposits and will strongly recommend that the Company aggressively pursue its stock repurchase program. In addition, the Committee Nominees will attempt to persuade the Company to pursue an accretive acquisition. The Board of Directors of the Company would have to determine a satisfactory price which could be either all cash or a combination of cash and stock. (The Board would have to make the same determination with respect to the consideration to be received in connection with a sale of the Company.) To accomplish the Committee's goal, the Nominees, if elected, will need the cooperation of three of the other Directors. Furthermore, the Nominee's plans could change subject to the fiduciary duty they will owe to all shareholders, if elected.

The Committee bases its position that the Board of Directors and Management of the Company oppose a sale of the Company upon statements by Mr.Stebor to Mr. Seidman during the November meeting and in phone calls after the November meeting. Mr. Stebor stated that at the present time the Board is not interested in pursuing a sale of the Company and would prefer remaining independent. See Section "SEIDMAN'S NOVEMBER 20, 2003 MEETING AND PHONE CALLS WITH JAMES J. STEBOR" for more details concerning the meeting and phone calls.

Shareholders will not be afforded a separate opportunity to vote on the implementation of a stock repurchase program. Shareholders will be required to vote on a sale or a merger; except an acquisition for cash may not require shareholder approval.

                  MR. SEIDMAN'S PAST HISTORY OF PROMOTING THE
                        MAXIMIZATION OF SHAREHOLDER VALUE

Seidman has been involved in proxy contests in connection with the following ten separate companies since 1995, IBS Financial Corp.("IBSF"), Wayne Bancorp, Inc. ("WYNE"), South Jersey Financial Corp., Inc. ("SJFC"), Citizens First Financial Corp. ("CFSB"), Yonkers Financial Corp. ("YFCB"), First Federal Savings and Loan Association of East Hartford ("FFES"), Vista Bancorp, Inc. ("VBNJ"), Kankakee Bancorp, Inc. ("KNK"), GA Financial, Inc.("GAF") and United National Bancorp ("UNBJ") seeking to maximize shareholder value by either an accretive acquisition or sale of the respective companies. IBSF, WYNE, FFES, VBNJ, YFCB, SJFC, GAF and UNBJ were sold at significant premiums to their book value and earnings, as shown by the following chart:

                                 Multiples [X]              Director
Seller     Buyer                 Book Value %  LTM EPS [X]  Nominees
--------------------------------------------------------------------------------
Wyne  Valley National Bancorp      2.00           31.7      Seidman Nominees
IBSF  Hudson United Bancorp.       1.45           31.0      Seidman
SJFC  Richmond Cty. Fin. Corp.     1.14           24.1      Seidman
FFES  Connecticut Bancshares,Inc.  1.37           13.5      Seidman
VBNJ  United National Bankcorp     2.52           19.6      Seidman Nominees
YFCB  Atlantic Bank of New York    1.52           16.20     Seidman
GAF   GA Financial, Inc.           1.83           24.31     Seidman
UNBJ  United National Bancorp      2.39           22.0      Seidman Nominee

--------------------------------------------------------------------------------
Seidman was a member of the Board of SJFC and FFES.

Seidman was not successful in his proxy contest with CFSB, VBNJ, YFCB, KNK, GAF or UNBJ. However, Seidman was successful in having CFSB conduct a Dutch Auction for 15% of its outstanding shares. Initially CFSB, after Mr. Seidman lost his proxy contest with CFSB, offered to purchase all the shares owned by Mr. Seidman and his affiliates at a premium to the market. Mr. Seidman rejected the CFSB offer but proposed that CFSB conduct a Dutch Auction and, in an agreement with CFSB, agreed to tender the shares he controlled into the auction and to execute a standstill agreement. The price in the Dutch Auction was $16.00. The closing price of CFSB on the date prior to the announcement of the Dutch Auction was $14.00. Thus, the Dutch Auction resulted in large measure from proposals made by, and actions undertaken, by Seidman. With respect to YFCB Seidman continually pushed YFCB to sell. On November 14, 2001 YFCB announced a sale to Atlantic Bank of New York at $29.00 cash per share, based upon the above ratios.

The Board of Directors of CNY Financial Corporation ("CNYF") and Ambanc Holding Co., Inc. ("AHCI"), each agreed voluntarily to increase by one (1) the size of the Board and Seidman was added to each respective Board. CNYF was sold to Niagara Bancorp, Inc. at a premium price of 1.30 times book and 27.57 times its last twelve (12) month earnings. AHCI was sold to Hudson River Bancorp, Inc. at a premium price of 1.25 times book and 25.60 times its last twelve (12) months earnings.

In addition, Seidman filed a Schedule 13D disclosing a plan to maximize shareholder value through an accretive acquisition or sale of 1st Bergen Bancorp, Inc. ("FBER"), Eagle BancGroup, Inc. ("EGLB"), and Jade Finacial Corporation ("IGAF"). All three institutions were sold shortly after the respective announcements. FBER was sold to Kearney Savings Bank for 1.78 % of book value and 28.6 times earnings. EGLB was sold to First Busey Corporation ("FBC") for 1.41% of book value and 30.3 times earnings. IGAF was sold to PSB Bancorp, Inc. for 92% of book value and 26.06 times earnings. Except for IGAF, these companies were sold at a significant premium to book value and earnings and its prevailing stock price.

On December 6, 2002, Michael A. Griffith was appointed to the KNK Board of Directors. His appointment was part of an agreement with an investor group led by Jeffrey L. Gendell, which owned apprximately 9.8% of KNK's outstanding shares. On January 17, 2003, KNK announced, among other things the resignation of Larry Huffman, the President and Chief Executive Officer and the election of Mr. Griffith as the new KNK Chairman.

All of the above institutions, except VBNJ and UNBJ were thrifts. The Company is a thrift.

There is no guarantee that the Company can be sold for a premium equal to or greater than the premium paid for the commercial banks and thrifts mentioned in this proxy statement.

                         TRADING INFORMATION CONCERNING
                                THE ABOVE STOCKS

The following chart shows the price of the respective stocks before and after Mr. Seidman's filing of a Schedule 13D and before and after the announcement of a sale.
                                                  Closing Price    Closing Price
                 Closing Price    Closing Price      Day Before        Day After
                    Day Before        Day After       Announced        Announced
Symbol              Filing 13D       Filing 13D            Sale             Sale
-------------------------------------------------------------------------------

IBSF                  12.15            12.65             20.00           19.00
WYNE                  12.00            12.15             30.75           31.25
FBER                  15.75            16.25             11.00           12.00
EGLB                  14.63            13.00             22.00           24.50
AHCI                  15.00            15.63             22.00           21.15
CNYF                  10.50            10.69             16.81           17.94
SJFC                  11.53            11.63             16.88           19.00
YFCB                  15.69            17.00             26.90           28.50
FFES                  28.50            28.00             34.63           36.56
IGAF                  10.13            11.25             11.75           12.88
CFSB                  10.50            10.69                    NOT SOLD
VBNJ                        NO 13D FILED                 22.00           26.25
KNK                   15.75            17.13                    NOT SOLD
ANE                   10.64            10.46             26.40           31.03
GAF                   23.00            23.75             28.80           34.50
FFBI                  24.22            27.56                    NOT SOLD
CEBK                  31.03            35.16                    NOT SOLD
UNBJ                        NO 13D FILED                 31.05            33.04


                            RETURN ON AVERAGE EQUITY

The following chart reflects the Company's approximate return on average equity (Net Income as a percentage of average equity) for the past three calendar years and the first quarter of 2004. The Company became a publicly traded Company on September 28, 2000.

                         2000                4.80%
                         2001                4.01%
                         2002                4.49%
                         2003                6.26%
                         2004                5.43%
Therefore, in a little more than three years the return on average equity has not significantly increased until calendar year 2003. The return on average equity was 5.22%, 6.56%, 8.22% and 4.91% for the first, second, third and fourth quarter of calender year 2003 and only 5.43% for the first quarter of 2004. Mr. Seidman filed his first Schedule 13D on or about July 24, 2003. Shortly thereafter the return on average equity began to significantly increase. Mr. Seidman does not know if there is any connection between the filing of his
Schedule 13D and the increase in the Company's return on average equity. In the Committee's opinion, the historically average return on equity is below the average for similar sized thrifts. Even though there may be external factors that may have contributed to the Company's low return on average equity, including the Company's excess capital raised from its public offering, it is Mr. Seidman's opinion that the present Board and management are principally responsible for the Company's sub-par performance. This fact was noted in the January 28, 2004 SNL Bank & Thrift Daily. "Based in Western Illinois, First Federal underperformed a peer group of midwestern thrifts with total assets between $260 million and $360 million, with respect to return on average assets in 2000, 2001 and 2002, according to SNL Thrift Data Sources. The thrift's returns improved to the peer-median level in the second and third quarters of 2003."

                        ELECTION OF COMMITTEE NOMINEES

When you return the Committee's proxy card you are only voting for Messrs. Jansen and Sill. Both have consented to being named in this Proxy Statement and have agreed to serve as Directors, if elected. The Company's By-Laws require that Messrs. Jansen and Sill receive a plurality of the votes cast to be elected.

David L. Jansen is 56 years old. Mr. Jansen from 1993 to the present has been the branch manager of Conner Company, Quincy, Illinois and from 1984 to 1993 was the Operations Manager for Capitol Group, Springfield, Illinois. Conner Company is principally in the wholesale plumbing and heating sales business. Mr. Jansen graduated from SIU, Carbondale, Illinois in 1975 with a Bachelor of Science degree in Business. Mr. Jansen received an Honorable Discharge from the United States Army in 1968.

Mark Sill is 52 years old. Mr. Sill from 1974 to the present has been employed by Vinson & Sill Inc.and since 1982 was a General Manager and has been a Vice President of Vinson & Sill Inc since 1985. Vinson & Sill is principally a plumbing, heating and electric contractor. Mr. Sill is a graduate of Unity High School in Mendon, Illinois and attended Western Illinois University in Macomb, Illinois. Mr. Sill is a Member of the Christ Luthern Church in Quincy, Illinois and from 1975 - 1982 was a Member and Board Member of the Quincy Jaycees and since 1998 has been a Member of the Quincy Elks Lodge.

The members of the Committee have agreed to act in concert; however, they have expressly reserved the right to terminate their agreement to act in concert.

During the last ten (10) years: (i) none of the Committee members has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) none of the Committee members, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violation with respect to such laws; (iii) the Committee members, other than Jansen, Sill, SIPII, Pollack, PIP and Kerrimatt, were parties to a civil proceeding which ultimately mandated activities that were subject to federal securities laws. Specifically, a civil action was filed by IBSF, during a proxy contest with certain members of the Committee, in the U.S. District Court. This litigation named the members of the Committee, as Defendants; except, Jansen, Sill, SIPII, Pollack, PIP, and Kerrimatt. The claim was made that three members on the Committee did not make all of the disclosures required by the Securities Exchange Act of 1934. The District Court entered a Judgment dismissing the claims made by IBSF. The Third Circuit Court of Appeals reversed in part, and remanded the matter, determining that two (2) additional disclosures should have been made. Pending the remand, an Amended Schedule 13D was filed making additional disclosures with regard to Seidcal Associates and Kevin Moore concerning the background, biographical and employment information on Brant Cali of Seidcal and Kevin Moore of Federal. Thereafter, the District Court entered a Judgment After Remand which directed the inclusion of these disclosures in the Schedule 13D.

None of the Committee members is, or was within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of the registrant, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies. In addition none of the Committee members or any associates of the Committee members have any arrangement or understanding with any person (a) with respect to any future employment by the Company or its affiliates; or (b) with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

Mr. Seidman is the manager of SAL, Co-General Partner with Pollack in PIP, and is the President of the Corporate General Partner of SIP and SIPII and the investment manager for Kerrimatt and Federal; and, in that capacity, Mr. Seidman has the authority to cause those entities to acquire, hold, trade, and vote these securities and with respect to PIP, Seidman shares these functions with Pollack. SAL, SIP, SIPII, Kerrimatt, PIP and Federal were all created to acquire, hold, and sell publicly-traded securities. None of these entities was formed to solely acquire, hold, and sell the Company's securities. Each of these entities owns securities issued by one or more companies other than the Company. The members and limited partners in SIP, SIPII, SAL, Kerrimatt, PIP and Federal are all passive investors, who do not - and cannot - directly, or indirectly, participate in the management of these entities, including without limitation proxy contests. Seidman's total compensation is dependent upon the profitability of the operations of these entities, but no provision is made to compensate Seidman solely based upon the profits resulting from transactions from the Company's securities. In SAL, Seidman receives a $300,000 annual salary and a percentage of the profits, after the Members receive a return on their investment. In SIP, Federal and PIP, Seidman receives an annual fee, which is payable quarterly, based upon a valuation of the assets, and he receives a percentage of the profits. In Kerrimatt, Seidman receives an annual fee, which is payable quarterly based upon a valuation of the assets with a stated maximum fee payable, and he receives a percentage of the profits after a return to limited partners. In SIPII, Seidman receives a percentage of the profits and no annual fee.

On November 8, 1995, the acting Director of the Office of Thrift Supervision ("OTS") issued a Cease and Desist Order against Seidman ("C & D"), after finding that Seidman recklessly engaged in unsafe and unsound practices in the business of an insured institution. The C & D actions complained of were Seidman's allegedly obstructing an OTS investigation. The C & D ordered him to cease and desist from (i) any attempts to hinder the OTS in the discharge of its regulatory responsibilities, including the conduct of any OTS examination or investigation; and (ii) any attempts to induce any person to withhold material information from the OTS related to the performance of its regulatory responsibilities. The Order also provides that for a period of no less than three (3) years if Seidman becomes an institution-affiliated party of any insured depository institution subject to the jurisdiction of the OTS, to the extent that his responsibilities include the preparation or review of any reports, documents, or other information that would be submitted or reviewed by the OTS in the discharge of its regulatory functions, all such reports, documents, and other information shall, prior to submission to, or review by the OTS, be independently reviewed by the Board of Directors or a duly appointed committee of the Board to ensure that all material information and facts have been fully and adequately disclosed. In addition, a civil money penalty in the amount of $20,812 was assessed. Based upon Mr. Seidman's counsel's opinion the three year time period provided for in the C & D has lapsed.

The voting power over the Company's securities is not subject to any contingencies beyond standard provisions for entities of this nature (i.e., limited partnerships and limited liability companies) which govern the replacement of a manager or a general partner. Specifically, the shares held by each of the named entities are voted in the manner that Seidman elects, in his non-reviewable discretion; except for PIP, where the voting discretion is shared with Pollack.

Additional Information concerning the Committee is set forth in Appendices A and B hereto. Each of the individuals listed on Appendix A attached hereto is a citizen of the United States.

                                    AUDITORS
The Committee has no objection to the ratification of the appointment of Crowe Chizek and Company, LLC , as independent accountants for the Company for the fiscal year ending December 31, 2004.

                             SOLICITATION; EXPENSES

Proxies may be solicited by the Committee by mail, advertisement, telephone, facsimile, telegraph, and personal solicitation. Phone calls will be made to individual shareholders by Seidman, Jansen, Sill and employees of D. F. King & Co. Seidman, Jansen and Sill will be principally responsible to solicit proxies for the Committee and certain of Seidman's employees will perform secretarial work in connection with the solicitation of proxies, for which no additional compensation will be paid. Banks, brokerage houses, and other custodians, nominees, and fiduciaries will be requested to forward the Committee's solicitation material to their customers for whom they hold shares and the Committee will reimburse them for their reasonable out-of-pocket expenses. The Committee has retained D. F. King & Co. to assist in the solicitation of proxies and for related services. The Committee will pay D. F. King & Co. a fee of up to $15,000 and has agreed to reimburse it for its reasonable out-of-pocket expenses. In addition, the Committee has also agreed to indemnify D. F. King & Co. against certain liabilities and expenses, including liabilities and expenses under the federal securities laws. The Securities and Exchange Commission deems such an indemnification to be against public policy. Approximately ten (10) persons will be used by D. F. King & Co.in its solicitation efforts.

The entire expense of preparing, assembling, printing, and mailing this Proxy Statement and related materials and the cost of soliciting proxies will be borne by SAL, SIP, PIP, Federal, Kerrimatt and SIP II. The Committee does not intend to solicit proxies via the Internet.

Although no precise estimate can be made at the present time, the Committee currently estimates that the total expenditures relating to the Proxy Solicitation incurred by the Committee will be approximately $30,000 of which $-0- has been incurred to date. The Committee intends to seek reimbursement from the Company for those expenses incurred by the Committee, if the Committee's Nominees are elected, but does not intend to submit the question of such reimbursement to a vote of the Shareholders.

For the proxy solicited hereby to be voted, the enclosed GREEN proxy card must be signed, dated, and returned to the Committee, c/o D. F. King & Co. Inc., in the enclosed envelope in time to be voted at the Annual Meeting. If you wish to vote for the Committee Nominees, you must submit the enclosed GREEN proxy card and must NOT submit the Company's proxy card. If you have already returned the Company's proxy card, you have the right to revoke it as to all matters covered thereby and may do so by subsequently signing, dating, and mailing the enclosed GREEN proxy card. ONLY YOUR LATEST DATED PROXY WILL COUNT AT THE ANNUAL MEETING. Execution of a GREEN proxy card will not affect your right to attend the Annual Meeting and to vote in person. Any proxy may be revoked as to all matters covered thereby at any time prior to the time a vote is taken by (i) filing with the Secretary of the Company a later dated written revocation; (ii) submitting a duly executed proxy bearing a later date to the Committee; or (iii) attending and voting at the Annual Meeting in person. Attendance at the Annual Meeting will not in and of itself constitute a revocation.

Shares of Common Stock represented by a valid, unrevoked GREEN proxy card will be voted as specified. You may vote for the Committee's Nominees or withhold authority to vote for the Committee's Nominees by marking the proper box on the GREEN proxy card. Shares represented by a GREEN proxy card where no specification has been made will be voted for the Committee's Nominees and for Crowe Chizek and Company, LLC.

Except as set forth in this Proxy Statement, the Committee is not aware of any other matter to be considered at the Annual Meeting. The persons named as proxies on the enclosed GREEN proxy card will, however, have discretionary voting authority as such proxies regarding any other business that may properly come before the Annual Meeting.

If your shares are held in the name of a brokerage firm, bank, or nominee, only they can vote such shares and only upon receipt of your specific instructions. Accordingly, please return the proxy in the envelope provided to you or contact the person responsible for your account and instruct that person to execute on your behalf the GREEN proxy card.

Only holders of record of Common Stock on the Annual Meeting Record Date will be entitled to vote at the Annual Meeting. If you are a Shareholder of record on the Annual Meeting Record Date, you will retain the voting rights in connection with the Annual Meeting even if you sell such shares after the Annual Meeting Record Date. Accordingly, it is important that you vote the shares of Common Stock held by you on the Annual Meeting Record Date, or grant a proxy to vote such shares on the GREEN proxy card, even if you sell such shares after such date.

The Committee believes that it is in your best interest to elect the Committee's Nominees as a Director at the Annual Meeting. THE COMMITTEE STRONGLY RECOMMENDS A VOTE FOR THE COMMITTEE NOMINEES AND FOR THE PROPOSED AUDITORS.

           FIRST FEDERAL BANCSHARES,INC.COMMITTEE TO PRESERVE SHAREHOLDER VALUE.


                              I M P O R T A N T !!!

If your shares are held in "Street Name" only your bank or broker can vote your shares and only upon receipt of your specific instructions. Please return the proxy provided to you or contact the person responsible for your account and instruct them to vote for the Committee's Nominees on the GREEN proxy card.

If you have any questions, or need further assistance, please call Lawrence Seidman at 973-560-1400, Extension 108, or, our proxy solicitor: D. F. King & Co., Att: Richard Grubaugh, 48 Wall Street, New York, New York 10005, at
(888) 887-1266.

                                   APPENDIX A

                      THE COMMITTEE TO PRESERVE SHAREHOLDER
                             VALUE AND ITS NOMINEES

The participants who comprise the Committee own in the aggregate 130,500 shares of Common Stock, representing approximately 7.05% of the shares outstanding and are as follows:

Seidman and Associates, L.L.C. ("SAL"), is a New Jersey limited liability company, organized to invest in securities, whose principal and executive offices are located at 19 Veteri Place, Wayne, New Jersey 07470. Lawrence Seidman is the Manager of SAL and has sole investment discretion and voting authority with respect to such securities.

Seidman Investment Partnership, L.P. ("SIP"), is a New Jersey limited partnership, whose principal and executive offices are located at 19 Veteri Place, Wayne, NJ 07470. Veteri Place Corporation is the sole General Partner of SIP and Lawrence Seidman is the only shareholder director and officer of Veteri Place Corporation. Seidman has sole investment discretion and voting authority with respect to such securities.

Seidman Investment Partnership II, L.P. ("SIPII"), is a New Jersey limited partnership, whose principal and executive offices are located at 19 Veteri Place, Wayne, NJ 07470. Veteri Place Corporation is the sole General Partner of SIPII and Lawrence Seidman is the only shareholder director and officer of Veteri Place Corporation. Seidman has sole investment discretion and voting authority with respect to such securities.

Kerrimatt, LP (Kerrimatt), is a limited partnership formed, in part, to invest in stock of public companies whose principal and executive offices are located at 80 Main Street, West Orange, New Jersey 07052. Lawrence Seidman has the sole investment discretion and voting authority with respect to such securities until September 27, 2003

Federal Holdings L.L.C. ("Federal"), is a New York limited liability company, organized to invest in securities, whose principal and executive offices are located at One Rockefeller Plaza, 31st Floor, New York, NY 10020. Lawrence B. Seidman is the Manager of Federal and has sole investment discretion and voting authority with respect to such securities.

Pollack Investment Partnership ("PIP") is a New Jersey limited partnership whose principal and executive offices are located at 47 Blueberry Drive, Woodcliff Lakes, New Jersey 07677. Pollack and Seidman are co-general partners of PIP and share the investment discretion and voting authority with respect to such securities.

Lawrence Seidman is a private investor, with discretion over certain client accounts and is the Manager of Federal and SAL, and the President of the Corporate General Partner of SIP and SIP II, co-general partner of PIP and the investment manager of Kerrimatt. See Footnote No. 1 below for information concerning regulatory action.

Dennis Pollack is the co-general partner of PIP and shares discretion with Seidman with respect to this entity, and is a businessman and a private investor. In addition, Mr. Pollack is the President and Chief Executive Officer of Pegasus Funding Group, Inc. and Executive Vice President of New York NationalBank.

David Jansen is a private investor.

Mark Sill is a private investor.

The following sets forth the name, business address, and the number of shares of Common Stock of the Company beneficially owned as of June 1, 2004, by each of the Committee Members [The actual stock purchase transactions are set forth on Exhibit B.]

                                                     Number of Shares
                                                     of Common Stock
                                                      Beneficially
          Name                                       Owned & Owned    Percent
         Class             Business Address          in Record Name    of
------------------------------------------------------------------------------
1. Seidman and Associates   Lanidex Center,             13,929       1.06
   L.L.C.(SAL)              100 Misty Lane
                            Parsippany, NJ 07054
2. Seidman Investment       19 Veteri Place             13,448       1.02
   Partnership, L.P.(SIP)   Wayne, NJ 07470
3. Seidman Investment       19 Veteri Place              3,243        .247
   Partnership II, L.P.(SIPII)Wayne, NJ 07470
4. Lawrence Seidman & Clients 19 Veteri Place           42,494       3.24
   (1)                        Wayne, NJ 07470
5. Federal Holdings, LLC    One Rockefeller Plaza        3,162        .241
   (Federal)                New York, NY 10020
6. Kerrimatt, LP            80 Main St.                  3,081        .235
   (Kerrimatt)              West Orange, NJ 07052
7. Pollack Investment       47 Blueberry Drive           3,405        .259
   Partnership, L.P. (PIP)  Woodcliff Lake, NJ 07677
8. Dennis Pollack (2)       47 Blueberry Drive           4,413        .336
   (Pollack)                Woodcliff Lake, NJ 07677
9. Mark Sill & Diane M.Sill 2115 North Sheridan Dr.        500        .02
                            Quincy, IL 62305
10.David L. Jansen          1811 S. 24th St., Unit H       500        .02
                            Quincy, IL 62301-6980
------------------
(1) Includes all shares owed by SAL, SIP, SIPII, Federal, Kerrimatt, PIP and Seidman's clients.
(2)    Includes shares owned by PIP.

Seidman may be deemed to have sole voting power and dispositive power as to 39,089 shares beneficially owned by SIP, SIP II, SAL, Kerrimatt and Federal and his discretionary clients and shared voting power and dispositive power with Pollack as to the 3,405 shares owned by PIP. Pollack has the sole voting authority and depositive power for 1,008 shares owned by his family and him.

On November  8, 1995,  the acting  director of the Office of Thrift  Supervision
(OTS) issued a Cease and Desist Order against Seidman ("C & D") after finding that Seidman recklessly engaged in unsafe and unsound practices in the business of an insured institution. The C & D actions complained of were Seidman's allegedly obstructing an OTS investigation. The C & D ordered him to cease and desist from (i) any attempts to hinder the OTS in the discharge of its regulatory responsibilities, including the conduct of any OTS examination or investigation; and (ii) any attempts to induce any person to withhold material information from the OTS related to the performance of its regulatory responsibilities. The Order also provides that for a period of no less than three (3) years if Seidman becomes an institution-affiliated party of any insured depository institution subject to the jurisdiction of the OTS, to the extent that his responsibilities include the preparation or review of any reports, documents, or other information that would be submitted or reviewed by the OTS in the discharge of its regulatory functions, all such reports, documents, and other information shall, prior to submission to, or review by the OTS, be independently reviewed by the Board of Directors or a duly appointed committee of the Board to ensure that all material information and facts have been fully and adequately disclosed. In addition, a civil money penalty in the amount of $20,812 was assessed.

EXHIBIT B

Stock Purchase Transactions

     Entity                Date            Cost          Cost         Shares
                           Purch           per
                                           Share
-----------------------------------------------------------------------------
11-Seidman & Assoc       11/5/01          16.0500      1,605.00          100
11-Seidman & Assoc      11/13/01          16.2000     32,400.00        2,000
11-Seidman & Assoc       6/14/02          18.2000    150,150.00        8,250
11-Seidman & Assoc       5/8/03           21.8933     41,049.94        1,875
11-Seidman & Assoc       5/12/03          21.8927    197,034.30        9,000
11-Seidman & Assoc       5/13/03          22.0000    291,500.00       13,250
11-Seidman & Assoc       7/18/03          23.5300    164,451.17        6,989
11-Seidman & Assoc       5/28/04          33.5000   (922,422.50)     (27,535)
Total                                                 44,232.09       13,929

11-SIP                   5/31/02          17.4500     17,450.00        1,000
11-SIP                   6/14/02          18.2000     75,075.00        4,125
11-SIP                   5/8/03           21.8933     41,049.94        1,875
11-SIP                   5/12/03          21.8927    197,034.30        9,000
11-SIP                   5/13/03          22.0000    291,500.00       13,250
11-SIP                   5/14/03          22.0900    110,450.00        5,000
11-SIP                   7/18/03          23.5300    136,097.52        5,784
11-SIP                   5/28/04          33.5000   (890,631.00)     (26,586)
Total                                                 21,974.24       13,448

11-SIP II                6/14/02          18.2000     93,275.00        5,125
11-SIP II                5/8/03           21.8933     20,535.92          938
11-SIP II                6/5/03           22.8500     15,995.00          700
11-SIP II                7/18/03          23.5300     68,048.76        2,892
11-SIP II                5/28/04          33.50     (214,802.00)      (6,412)
Total                                                 16,947.32        3,243

12-Federal Holdings      6/14/02          18.2000     93,275.00        5,125
12-Federal Holdings      5/8/03           21.8933     20,514.02          937
12-Federal Holdings      6/5/03           22.8500     15,995.00          700
12-Federal Holdings      7/18/03          23.5300     62,378.03        2,651
                         5/28/04          33.5000   (209,408.50)      (6,091)
Total                                                 17,246.45        3,162

12-Kerri-Matt            5/31/02          17.4500     17,450.00        1,000
12-Kerri-Matt            6/14/02          18.2000     75,075.00        4,125
12-Kerri-Matt            5/8/03           21.8933     20,514.02          937
12-Kerri-Matt            6/5/03           22.8500     15,995.00          700
12-Kerri-Matt            7/18/03          23.5300     56,707.30        2,410
12-Kerri-Matt            5/28/04          33.5000   (204,048.50)      (6,091)
Total                                                 18,307.18        3,081

12-Pollack Invest Prtshp 5/31/02          17.4500     17,450.00        1,000
12-Pollack Invest Prtshp 6/14/02          18.2000     75,075.00        4,125
12-Pollack Invest Prtshp 5/8/03           21.8933     20,535.92          938
12-Pollack Invest Prtshp 6/5/03           22.8500     15,995.00          700
12-Pollack Invest Prtshp 7/18/03          23.5300     79,390.22        3,374
12-Pollack Invest Prtshp 5/28/04          33.5000   (225,522.00)      (6,732)
Total                                                 17,075.86        3,405

Dennis Pollack           7/23/03          24.2723     72,816.84        3,000
                         5/28/04          33.50      (66,732.00)      (1,992)
Total                                                  6,084.84        1,008

Seidman & Clients        5/31/02          17.4500      8,725.00          500
Seidman & Clients        6/14/02          18.2000     75,075.00        4,125
Seidman & Clients        7/24/03          24.6049     24,604.85        1,000
Seidman & Clients        7/24/03          24.6049     24,604.85        1,000
Seidman & Clients        5/28/04         33.5000    (147,366.50)      (4,399)
Total                                                 58,438.70        2,226

Mark Sill & Diane M.Sill 10/24/03         33.21       16,922.51          500
Total                                                 16,605.00          500

David L. Jansen          10/20/03         31.99       16,024.00          500
Total                                                 16,024.00          500


Total                                                232,935.68       43,502

                                    P R O X Y

THIS PROXY IS SOLICITED IN OPPOSITION TO THE BOARD OF DIRECTORS OF FIRST FEDERAL BANKSHARES, INC. BY THE COMMITTEE TO PRESERVE SHAREHOLDER VALUE.

                         ANNUAL MEETING OF SHAREHOLDERS

The undersigned hereby appoints Lawrence Seidman, David L. Jansen or Mark Sill with full power of substitution as proxy for the undersigned, to vote all shares of common stock, par value $.01 per share of First Federal Bancshares, Inc., (the "Company"), which the undersigned is entitled to vote at the Annual Meeting of Stockholders to be held on August 3, 2004, or any adjournment(s) or postponement(s) thereof (the "Meeting"), as follows:

1. ELECTION OF DIRECTORS - To elect     DAVID L. JANSEN     MARK SILL

             FOR                  VOTE WITHHOLD         EXCEPTIONS
              _                         _                   _
             |_|                       |_|                 |_|

                                                     ___________________


To withhold authority to vote for the election of any individual nominee, mark the "EXCEPTIONS" box and write that nominee's name on the line provided.


2. APPOINTMENT OF CROWE CHIZEK AND COMPANY, LLC, AS INDEPENDENT ACCOUNTANTS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2004:

                         __           __           __
                    For |__| Against |__| Abstain |__|

 IMPORTANT:  PLEASE SIGN AND DATE ON THE REVERSE SIDE.


This proxy, when properly executed, will be voted in the manner directed herein by the undersigned Shareholder. Unless otherwise specified, this proxy will be voted "FOR" the election of the Committee's Nominees as Directors and "FOR" the appointment of Crowe Chizek and Company, LLC, the independent accountants. This proxy revokes all prior proxies given by the undersigned.

In his discretion, the proxy is authorized to vote upon such other business as may properly come before the meeting, or any adjournments or postponements thereof, as provided in the proxy statement provided herewith.

Please sign exactly as your name appears hereon or on your proxy cards previously sent to you. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporation name by the President or other duly authorized officer. If a partnership, please sign in partnership name by authorized person. This proxy card votes all shares held in all capacities.

                                       Dated:___________________________________

                                       _________________________________________
                                                                     (Signature)
                                       _________________________________________
                                                    (Signature, if jointly held)

                                     Title: ____________________________________


 PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD TODAY.